Attachment A

Expense Limitation
(as a percent of average daily net assets attributable to each stated class)

Fund	Class	Expense Limitation Period Ends

	Class A
	1.10%

	Advisor Class
Floating Rate Fund	0.90%	January 31,2017

	Institutional Class
	0.70%

Attachment A amended: January 31, 2016

FIRST INVESTORS INCOME FUNDS

By:
Name:	William Lipkus
Title:	President

FORESTERS INVESTMENT MANAGEMENT
COMPANY, INC.

By:
Name:	William Lipkus
Title:	President